Exhibit 11.0

KEARNY FINANCIAL CORP. AND SUBSIDIARIES
STATEMENTS RE: COMPUTATION OF PER SHARE EARNINGS
(In Thousands, Except Per Share Data, Unaudited)

	Three Months Ended	Nine Months Ended
	March 31, 2011	March 31, 2011

Income available to common stockholders	$2,688	$4,018

Weighted average shares outstanding	67,054	67,105

Basic earnings per share	$0.04	$0.06

Income for diluted earnings per share	$2,688	$4,018

Total weighted average common shares and equivalents outstanding for diluted computation	67,054	67,105

Diluted earnings per share	$0.04	$0.06